EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Energy Resources, LLC

(amounts in thousands except ratios)

	Nine Months Ended September 30, 2010
Earnings:
Net income(1)	$303,171
Fixed charges	64,250
Equity income in unconsolidated company	(1,240)
Interest capitalized	(10,964)
Amortization of previously capitalized interest	966

Total	$356,183

Fixed Charges:
Interest cost and debt expense	$52,406
Interest capitalized	10,964
Interest allocable to rental expense(2)	880

Total	$64,250

Ratio of Earnings to Fixed Charges	5.5	x

(1)

Includes a gain on assets sale of $286.3 million for the nine months ended September 30, 2010 comprised primarily of the gain recognized on the sale of acreage to Reliance Industries Limited in connection with the formation of our Marcellus Shale joint venture, partially offset by the loss recognized on our sale of a processing plant outside of our core operating area during the first quarter 2010.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.